                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 4)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Dynabazaar, Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    26779R104
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 January 5, 2007
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Barington Companies Equity Partners, L.P.        13-4088890
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS             WC

______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   648,890
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      648,890
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     648,890
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     2.74%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     PN
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Barington Companies Investors, LLC               13-4126527
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   648,890
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      648,890
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     648,890
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     2.74%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     OO
______________________________________________________________________________

                                                    SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Barington Capital Group, L.P.                    13-3635132
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     WC
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     New York
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   1,404,330
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      1,404,330
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,404,330
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.93%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     PN
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  LNA Capital Corp.                                13-3635168
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   1,404,330
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      1,404,330
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,404,330
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.93%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     CO
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  James Mitarotonda
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     United States
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   2,047,330
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      2,047,330
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     2,047,330
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     8.64%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     IN
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Starboard Value & Opportunity Fund, LLC          37-1484524
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     WC
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   728,898
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      728,898
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     728,898
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     3.08%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     OO
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Admiral Advisors, LLC                            37-1484525
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)      SOLE VOTING POWER
NUMBER OF                                   728,898
SHARES                     ____________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ____________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      728,898
WITH                       ____________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     728,898
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     3.08%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     IA, OO
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ramius Halifax Partners, L.P.                    13-3932650
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                       |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   313,695
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      313,695
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      313,695
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     1.32%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     PN
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ramius Securities, L.L.C.                        58-2253019
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     WC
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                       |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   150,742
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      150,742
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     150,742
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     0.64%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     BD, OO
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ramius Capital Group, L.L.C.                     13-3937658
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   1,193,335
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      1,193,335
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,193,335
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.04%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     IA, OO
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  C4S & Co., L.L.C.                                13-3946794
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                       |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   1,193,335
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      1,193,335
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            none
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,193,335
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.04%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     OO
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Peter A. Cohen
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                       |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     United States
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   none
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    1,193,335
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            1,193,335
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,193,335
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.04%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     IN
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Morgan B. Stark
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                       |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     United States
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   none
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    1,193,335
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            1,193,335
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,193,335
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.04%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     IN
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Jeffrey M. Solomon
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|

                                                              (b)      |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                       |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     United States
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   none
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    1,193,335
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            1,193,335
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,193,335
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.04%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     IN
______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 26779R104

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Thomas W. Strauss
 _____________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)       |X|

                                                             (b)       |_|
______________________________________________________________________________
3)       SEC USE ONLY
______________________________________________________________________________
4)       SOURCE OF FUNDS
                                     OO
______________________________________________________________________________
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                       |_|
______________________________________________________________________________
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
______________________________________________________________________________
                           7)       SOLE VOTING POWER
NUMBER OF                                   none
SHARES                     ___________________________________________________
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    1,193,335
EACH                       ___________________________________________________
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ___________________________________________________
                           10)      SHARED DISPOSITIVE POWER
                                            1,193,335
______________________________________________________________________________
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,193,335
______________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
______________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     5.04%
______________________________________________________________________________
14)      TYPE OF REPORTING PERSON
                                                     IN
______________________________________________________________________________

         This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2002, as amended by that certain Amendment No. 1 filed with the SEC on May 24, 2002, that certain Amendment No. 2 filed with the SEC on January 23, 2004 and that certain Amendment No. 3 filed with the SEC on May 25, 2004 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $.001 per share (the "Common Stock") of Dynabazaar, Inc., a Delaware corporation. The principal executive offices of the Company are located at 888 Seventh Avenue, 17th Floor, New York, NY 10019.

Item 2. Identity and Background.

         Item 2 of the Statement is hereby amended and restated as follows:

         (a) - (c) This Schedule 13D is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Halifax Partners, L.P., Ramius Securities, L.L.C., Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

         As of January 11, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 3,240,665 shares of Common Stock, representing approximately 13.68% of the shares of Common Stock presently outstanding.

         The Reporting Entities have previously reported together regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On January 11, 2007, the Barington Entities (as defined below) and the Ramius Entities (as defined below) decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company. The Reporting Entities will therefore discontinue filing a joint Statement on Schedule 13D, such that upon the filing of this Amendment No. 4, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Halifax Partners, L.P., Ramius Securities, L.L.C., Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (collectively, the "Ramius Entities") will no longer be included as Reporting Entities in future amendments to the Statement filed by the remaining Reporting Entities (collectively, the "Barington Entities"). As a result, the Barington Entities disclaim membership in any "group" with the Ramius Entities, and the Ramius Entities disclaim membership in any "group" with the Barington Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise.

         Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

         Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         Starboard Value & Opportunity Fund, LLC is a Delaware limited liability company. Starboard Value & Opportunity Fund, LLC has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal business and principal office of Starboard Value & Opportunity Fund, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Managing Member of Starboard Value & Opportunity Fund, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         Ramius Securities, L.L.C. is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal office of Ramius Securities, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017.

         Ramius Halifax Partners, L.P. is a Delaware limited partnership that is engaged in investing in a multi-strategy portfolio. The address of the principal business and principal office of Ramius Halifax Partners, L.P. is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The sole member of Admiral Advisors, LLC and Ramius Securities, L.L.C. and the general partner of Ramius Halifax Partners, L.P. is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal business and principal office of C4S & Co., L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

         (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         The information contained in Item 3 of the Statement is hereby amended and supplemented as follows: Since the filing of the Statement, Barington Capital Group, L.P. purchased an aggregate of 125,800 shares of Common Stock. The amount of funds expended for such purchases was approximately $42,459.00 by Barington Capital Group, L.P.

         All purchases and sales of Common Stock by the Reporting Entities were made in open market transactions. All transactions effected since the filing of the Statement are described in Schedule II attached hereto. All purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented as follows:

         On January 5, 2007, the Company entered into an agreement and plan of merger (the "Merger Agreement") with L Q Corporation, Inc., a Delaware corporation ("LQ"), and LQ Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("LMC"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, LMC will merge with and into LQ, with LQ continuing as the surviving corporation and a wholly-owned subsidiary of the Company.

         The transaction is subject to stockholder approval and the Company and LQ have stated that a special meeting of stockholders of both companies will be announced in the near future. Barington Capital Group, L.P. ("Barington") and certain of its affiliates collectively own approximately 5.9% of the outstanding Common Stock of the Company. Pursuant to a separate letter agreement dated January 5, 2007, Barington has agreed to vote, and to cause its affiliates to vote, all of the shares of the Company's Common Stock now owned or hereafter acquired by Barington and its affiliates in favor of the transaction, in proportion to the votes of the other stockholders of the Company. A copy of the letter agreement is attached as Exhibit 99.4 hereto and incorporated herein by reference. The foregoing description of the letter agreement is qualified in its entirety by reference to such exhibit.

Item 5. Interest in Securities of the Issuer.

         Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

         (a) As of January 11, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 648,890 shares of Common Stock, representing approximately 2.74% of the shares of Common Stock presently outstanding based upon the 23,691,756 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006 (the "Issued and Outstanding Shares").

         As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.74% of the Issued and Outstanding Shares. As of January 11, 2007, Barington Capital Group, L.P. beneficially owns an aggregate of 755,440 shares of Common Stock. As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. representing an aggregate of 1,404,330 shares of Common Stock, constituting approximately 5.93% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 755,440 shares of Common Stock beneficially owned Barington Capital Group, L.P., representing an aggregate of 1,404,330 shares of Common Stock, constituting approximately 5.93% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 755,440 shares of Common Stock beneficially owned by Barington Capital Group, L.P. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda also beneficially owns stock options to purchase 643,000 shares of Common Stock of the Company exercisable within 60 days. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 2,047,330 shares, constituting approximately 8.64% of the Issued and Outstanding Shares. Mr. Mitarotonda reports sole voting and dispositive power with respect to the 643,000 shares subject to stock options as well as the 648,890 shares owned by Barington Companies Equity Partners, L.P. and the 755,440 shares of Common Stock owned by Barington Capital Group, L.P. by virtue of his authority to vote and dispose of such shares.

         As of January 11, 2007, Starboard Value & Opportunity Fund, LLC beneficially owns 728,898 shares of Common Stock, representing approximately 3.08% of the Issued and Outstanding Shares. As the managing member of Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 728,898 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC representing approximately 3.08% of the Issued and Outstanding Shares. As of January 11, 2007, Ramius Halifax Partners, L.P. beneficially owns 313,695 shares of Common Stock, representing approximately 1.32% of the Issued and Outstanding Shares. As of January 11, 2007, Ramius Securities, L.L.C. beneficially owns 150,742 shares of Common Stock, representing approximately 0.64% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC and Ramius Securities, L.L.C. and as the general partner of Ramius Halifax Partners, L.P., Ramius Capital Group, L.L.C. may be deemed to beneficially own the 728,898 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC, the 150,742 shares of Common Stock owned by Ramius Securities, L.L.C. and the 313,695 shares of Common Stock owned by Ramius Halifax Partners, L.P., constituting approximately 5.04% of the Issued and Outstanding Shares. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 728,898 shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC, the 313,695 shares beneficially owned by Ramius Halifax Partners, L.P. and the 150,742 shares beneficially owned by Ramius Securities, L.L.C., representing an aggregate of 1,193,335 shares, constituting approximately 5.04% of the Issued and Outstanding Shares. As the managing members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 728,898 shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC, the 313,695 shares beneficially owned by Ramius Halifax Partners, L.P. and the 150,742 shares beneficially owned by Ramius Securities, L.L.C., representing an aggregate of 1,193,335 shares, constituting approximately 5.04% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 728,898 shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC, the 313,695 shares beneficially owned by Ramius Halifax Partners, L.P. and the 150,742 shares beneficially owned by Ramius Securities, L.L.C., by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

         (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

         Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Statement is hereby amended and supplemented as follows:

         Pursuant to a separate letter agreement dated January 5, 2007, Barington has agreed to vote, and to cause its affiliates to vote, all of the shares of the Company's Common Stock now owned or hereafter acquired by Barington and its affiliates in favor of the transaction described in Item 4 above, in proportion to the votes of the other stockholders of the Company. A copy of the letter agreement is attached as Exhibit 99.4 hereto and incorporated herein by reference. The foregoing description of the letter agreement is qualified in its entirety by reference to such exhibit.

Item 7.  Material to be Filed as Exhibits.

         The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.   Exhibit Description

------------ --------------------------------------------------------------------------------------------
99.3         Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington
             Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James
             Mitarotonda, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius
             Halifax Partners, L.P., Ramius Securities, L.L.C., Ramius Capital Group, L.L.C., C4S &
             Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss
             dated January 11, 2007 (which supersedes and replaces the Agreement of Joint Filing previously filed as Exhibit 99.2 to the Schedule 13D Amendment No. 3 filed with the SEC on
             May 25, 2004).
------------ --------------------------------------------------------------------------------------------
99.4         Letter agreement between Barington Capital Group, L.P. and the Company dated January 5,
             2007.
------------ --------------------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 11, 2007

                                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                     By:  Barington Companies Investors, LLC,
                                          its general partner

                                     By: /s/ James A. Mitarotonda
                                         --------------------------
                                     Name: James A. Mitarotonda
                                     Title: Managing Member

                                     BARINGTON COMPANIES INVESTORS, LLC


                                     By: /s/ James A. Mitarotonda
                                         --------------------------
                                     Name: James A. Mitarotonda
                                     Title: Managing Member


                                     BARINGTON CAPITAL GROUP, L.P.
                                     By:  LNA Capital Corp., its general
                                           partner

                                     By: /s/ James A. Mitarotonda
                                         --------------------------
                                     Name: James A. Mitarotonda
                                     Title: President and CEO

                                     LNA CAPITAL CORP.


                                     By: /s/ James A. Mitarotonda
                                         --------------------------
                                     Name: James A. Mitarotonda
                                     Title: President and CEO


                                     /s/ James A. Mitarotonda
                                     ------------------------
                                     James A. Mitarotonda

                                     STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                     By: Admiral Advisors, LLC, its
                                     managing member

                                     By: /s/ Jeffrey M. Solomon
                                     --------------------------

                                     Name: Jeffrey M. Solomon
                                     Title: Authorized Signatory



                                     ADMIRAL ADVISORS, LLC
                                     By: Ramius Capital Group, L.L.C., its
                                     sole member

                                     By: /s/ Jeffrey M. Solomon
                                     --------------------------

                                     Name: Jeffrey M. Solomon
                                     Title: Authorized Signatory



                                     RAMIUS HALIFAX PARTNERS, L.P.
                                     By: Ramius Capital Group, L.L.C., its
                                     general partner

                                     By: /s/ Jeffrey M. Solomon
                                     --------------------------

                                     Name: Jeffrey M. Solomon
                                     Title: Authorized Signatory



                                     RAMIUS SECURITIES, L.L.C.
                                     By: Ramius Capital Group, L.L.C., its
                                     sole member

                                     By: /s/ Jeffrey M. Solomon
                                     --------------------------

                                     Name: Jeffrey M. Solomon
                                     Title: Authorized Signatory

                                     RAMIUS CAPITAL GROUP, L.L.C.
                                     By: C4S & Co., L.L.C., its Managing Member

                                     By: /s/ Jeffrey M. Solomon
                                     --------------------------

                                     Name: Jeffrey M. Solomon
                                     Title: Managing Member



                                     C4S & CO., L.L.C.

                                     By: /s/ Jeffrey M. Solomon
                                     --------------------------

                                     Name: Jeffrey M. Solomon
                                     Title: Managing Member



                                     /s/ Jeffrey M. Solomon
                                     ----------------------

                                     Jeffrey M. Solomon, for himself and
                                     as Attorney-in-Fact for Peter A.
                                     Cohen, Morgan B. Stark and Thomas W.
                                     Strauss

                                   SCHEDULE I

                          Officers of LNA Capital Corp.

Name and Position                Principal Occupation                         Principal Business Address
-----------------                --------------------                         --------------------------

James A. Mitarotonda             Chairman and Chief Executive Officer of      888 Seventh Avenue
President and CEO                Barington Capital                            17th Floor
                                 Group, L.P.                                  New York, NY 10019

Sebastian E. Cassetta            Senior Managing Director and Chief           888 Seventh Avenue
Secretary                        Operating Officer of                         17th Floor
                                 Barington Capital Group, L.P.                New York, NY 10019

Melvyn Brunt                     Chief Financial Officer of                   888 Seventh Avenue
Treasurer                        Barington Capital Group, L.P.                17th Floor
                                                                              New York, NY 10019

                                   SCHEDULE II

         This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in open market transactions.


Shares purchased by Barington Capital Group, L.P.

             Number of
Date           Shares         Price Per Share             Cost(*)
----         ---------        ---------------         ---------------
6/7/2004        20,800             $0.330                $6,864.00
8/23/2005      105,000             $0.339               $35,595.00

----------

(*)    Excludes commissions and other execution-related costs.